August 25, 2006

Richard Foote, Chief Executive Officer
Highbury Financial Inc.
999 Eighteenth Street, Ste. 3000
Denver, CO 80202

>   Re: **Highbury Financial Inc.**
>   **Amendment No. 1 to Proxy Statement on**
>   **Schedule 14A**
>   **Filed July 24, 2006**
>   **File No. 000-50781**

Dear Mr. Foote,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Table of Contents

1.   Please revise the footnote to Annex H to clearly state that the materials have been filed separately with the Commission.

Summary of the Material Terms of the Acquisition, page 1

2.   We reissue prior comment five of our letter dated July 14, 2006. Explain the statement in the first bulleted point on page one that you will acquire "substantially all" of the Sellers' business.

3.   In the third bullet point, please revise to clarify if one of the conditions is the retention of the current subadvisors. Also, revise to clarify if all 19 funds are currently managed by subadvisors and if so, what effect that has on the fees Aston will receive.

4.   Explain the reference to AAAMHI being an "indirect" wholly owned subsidiary of ABN AMRO Holdings NV.

5.   We note that the assets under management were reduced from $6 billion on March 31, 2006 to $5.6 billion on June 30, 2006. In the appropriate section(s), please explain the reason(s) for the decrease in the assets under management and any associated risks.

Questions and Answers, page 2

6.   We note your response to prior comment 10 of our letter dated July 14, 2006. Please revise the second question and answer on page six to clarify if management actually quantified the value of the acquired business for investors' reliance. You currently only state that management determined that the value is greater than 80 percent of your net assets.

7.   When it is first disclosed, revise to explain the difference between "manager member" and "management members."

8.   Please revise to provide a question and answer to clarify Highbury's business after the combination. If Highbury's business is to solely collect a stream of revenue, please revise to state so.

9.   In the penultimate question and answer on page nine, we note that the proceeds left over, if any, will be used for operating expenses, additional acquisitions, debt servicing, and any appropriate stock repurchases. In the appropriate section(s), please revise to elaborate on the operating expenses Highbury would have considering its business purpose appears to be collecting a stream of revenue. Also, in the appropriate section, revise to discuss the circumstance in which you would have debt that needs to be serviced. If you incurred debt to acquire the target business, would such debt and its interest be paid by Aston?

10.   We note your response to prior comment 15 of our letter dated July 14, 2006. In the appropriate section, please revise to discuss how the rights of your shareholders to a stream of revenue in a company that they indirectly own through an LLC are the same as those rights afforded to shareholders of a company duly incorporated where the ownership of the operating company is either direct or through another corporation.

Summary of the Proxy Statement, page 14

11.   On page 15, under the caption "the acquisition," please revise to disclose the seller's role in your business following the acquisition.

12.   We partially reissue prior comment four of our letter dated July 14, 2006. Please provide clear disclosure <u>throughout</u> the prospectus that the fairness opinion was obtained after the agreement was entered into. We note the disclosure on page 15 regarding the fairness opinion. In addition, we note your supplemental response to the prior comment. Our point was merely that the board would potentially be unable to utilize the fairness opinion as additional evidence of its informed business judgment because the opinion was obtained after the merger was approved by the board. Please clarify throughout. In addition, please clarify where the company has presented "a detailed analysis as to the valuation determined by the [board]," how the board determined the 80% test was met, and how the board determined the merger proposal was fair when entered into as opposed to the analysis provided by Capitalink since in determining whether the 80% test was met, whether to enter into the merger agreement and whether the agreement was fair at the time it was entered into the board did not utilize the fairness opinion.

13.   We note your response to prior comment 20 of our letter dated July 14, 2006. Revise to clarify if you essentially acquired the target business' management. Also, in the appropriate section, revise to disclose the party that makes the investment decision for each find. If the investment decisions are made by the subadvisors, revise to discuss how Aston will "maintain and improve investment performance."

14.   Please explain how you determined the amount of the $2.7 million non-cash compensation expense. Disclose any significant assumptions and estimates. Expand MD&A to discuss this transaction and the related accounting treatment.

15.   We note the disclosure on page 18 of the additional compensation if the "target revenue" exceeds $41.8 million. Considering the revenue for 2005 and 2004 were both approximately $47 million, it appears that you will have to pay such additional consideration even though the revenue could decrease. In the appropriate section, please revise to elaborate and address the scenario in the preceding sentence and explain how this arrangement is in the best interest of shareholders. In your revision, also address the fact that in 2004 and 2005 when the company had approximately $47 million in revenues, the combined net revenue was not enough to pay the additional $3.8 million in consideration.

16.   We note the additional disclosure on page 19 and 20 concerning Capitalink's opinion. We note the statement that the opinion is addressed solely for the board of Highbury and that it has no legal responsibilities with respect to any other person or entity. This limitation appears to be inappropriate, as the fairness opinion has been provided as an annex to a publicly filed document that contains an express consent regarding its use in connection with the proxy statement. We direct your attention to the last paragraph of the fairness opinion which expressly consents to the inclusion of the fairness opinion with the proxy statement. Therefore, this limitation appears to preclude Capitalink from preventing shareholders from relying upon the fairness opinion in connection with the proxy statement. Please revise to clarify throughout the proxy statement whether investors are able to rely upon their opinion. Lastly, the statement in the fairness opinion that this opinion was provided for the use of the board in considering this transaction is unclear since the fairness opinion was obtained after the board had already entered into the acquisition agreement.

17.   When discussing the interest of the initial shareholders, please revise to disclose the nominal price they paid for their initial shares. In doing so, clearly illustrate that because the initial price paid was nominal, your initial shareholders will benefit even if the combination causes your share price to significantly decrease.

18.   We reissue prior comment 22 of our letter dated July 14, 2006. Since TEP and EBC may be deemed to be participants in the solicitation of proxies for the acquisition proposal, please expand the disclosure on page 23 of the interests of Highbury officers and directors in the acquisition to include these participants and to clearly state any interest, direct or indirect, in the acquisition proposal.

19.   We note your response to prior comment 24 of our letter dated July 14, 2006 that you have no intention of providing compensation to your officers and directors that remain. Here and in the appropriate section, please revise to provide the time frame this intention extends to and discuss the motivation for such individuals to serve on a compensation free basis.

20.   Please revise the last bulleted point on page 23 to disclose that the inside stockholders will also lose their investment if a business combination is not completed, since the funds from the private placement were placed in the trust account and these investors do not have liquidation rights against the trust.

21.   We note your supplemental response to prior comment 24 of our letter dated July 14, 2006 regarding the disclosure that you currently do not expect Mr. Foote and Mr. Cameron will have any exposure in the event of liquidation. Please include the basis for your belief, as indicated in the supplemental response, in the proxy statement.

Note 2 – Pro Forma Adjustments, page 39

22.   We note the revisions made in response to prior comment 28 of our letter
        dated July 14, 2006. Paragraph 11 of SFAS 142 addresses how to determine
        the useful life of an intangible asset. In general, we believe an indefinite life
        conclusion for a customer related intangible asset would be extremely rare.
        Please describe the current terms of your investment advisory contracts and
        the relative cost or penalty to your clients for terminating the relationship. We
        note the investment advisory contracts are typically terminable upon relatively
        short notice. We also note the factors discussed on page 131 that have
        contributed to increased competition for investment advisory firms. Please
        explain your basis for expecting the renewal of these contracts and the cash
        flows generated by these assets to continue indefinitely. Provide an analysis
        of economic effects such as competition and demand. Economic effects will
        vary depending on specific circumstances; however, higher demand elasticity
        and switching availability would typically correspond to a shorter life
        estimate.

23.   Please clarify pro forma adjustment (p) to explain that the sellers may
        withdraw certain of the Funds from Aston's management, but have not
        indicated whether they intend to do so. Expand MD&A to discuss the facts
        and circumstances, including the expected impact on the operations and
        liquidity of the newly combined companies.

24.   Notwithstanding the above comment, please explain the basis for your belief
        that pro forma adjustment (p) is factually supportable if there is no indication
        that the sellers will end Aston's management of any of the Funds, or revise as
        appropriate. See Section 11-02(b)(6) of Regulation S-X. We note that page
        F-6 and F-15 now discloses that the combined financial statements exclude
        continuing operations to be retained by the sellers.

25.   We note your response to prior comment 30 of our letter dated July 14, 2006.
        Based on the revised disclosure on page 43, it appears the sub-advisory
        agreements have not been entered into. In addition, it appears the investment
        sub-advisers have not been identified. As such, it is not clear whether the sub-
        advisory services contemplated in the draft agreement provided in Annex A
        are comparable to those underlying the fees presented in the historical
        financial statements, and it does not appear you have a factually supportable
        basis for the pro forma adjustment. Please revise to remove the pro forma
        adjustment or provide a thorough explanation addressing these concerns.

Risk Factors, page 49

26.   We note the statement in risk factor three that liability may extend to
        shareholders beyond three years from the dissolution. Since you do not intend

to comply with the provisions of the DGCL to limit liability, it would appear such liability would extend beyond three years. Please revise the disclosure accordingly.

27.   We note your response to prior comment 29 of our letter dated July 14, 2006. Here and in your discussion of the reasons for recommending this combination, please revise to discuss and elaborate on your supplemental response to this comment concerning the noted potential loss of revenue.

28.   We note the additional risk factor on page 53 concerning the requirement of an effective registration statement for the exercise of your warrants. If you are able to redeem such warrants during a period when there is not an effective registration statement, please revise to discuss that risk here in a separate risk factor.

29.   We reissue prior comment 37 of our letter dated July 14, 2006. Please revise the subheading to risk factor 12 to clearly state the specific risk to the company and/or investors. Each risk factor should be limited to one specific risk.

30.   We note your response to prior comment 39 of our letter dated July 14, 2006. Please revise to update the status of the required approvals.

Ownership of Common Stock, page 70

31.   We reissue prior comment 43 of our letter dated July 14, 2006. For all entities that are not natural persons, please revise to disclose the natural person(s) that would be deemed the control person(s) of those shares. We note no disclosure for Wellington Management Company and Sapling LLC/Fir Tree Recovery Master Fund LP.

32.   Please provide a more detailed discussion of the agreement with Broad Hollow to call, on a ratable basis, up to 5% of the shares of common stock held prior to the offering by the named individuals. Also, explain if the reference to "the offering" refers to the initial public offering. It appears that this right may occur within 60 days of the definitive proxy statement; clarify why such shares are not included in the beneficial ownership table for Broad Hollow. Explain the reason for this arrangement. We may have further comment.

The Acquisition Proposal, page 72

33.   Please specify the "certain exceptions" to the agreement of the sellers not to terminate these agreements for a period of five years following the closing of the acquisition.

34.   Clearly disclose the advisory fee rate(s) on page 73.

35.   The interrelationship of the various fees and sharing of revenues is unclear. Please consider providing a table that clearly and concisely sets forth the allocation of these various fees and payments.

36.   It appears that Highbury is purchasing a right to a stream of revenue in this transaction. Please revise or advise how this is consistent with the disclosure in your initial public offering prospectus that you would acquire an operating business.

37.   It would appear that based on Highbury's ownership in Aston, your shareholders are indirectly majority shareholders in the operating company. Please revise to clarify how they would exercise the rights generally afforded to shareholders of public companies. Are they allowed to vote on Aston's management during annual meetings? Are they allowed to provide shareholder proposals? Are there fiduciary duties owed to your shareholders by the individuals who will make the operating decisions for Aston?

38.   We note your response to prior comment 47 of our letter dated July 14, 2006. It appears from the response and disclosure that prior to the closing of your offering, you did not have any list or specific criteria, but that one day after (February 1, 2006), specific criteria were developed in addition to a list of candidates for review. You further respond that "preliminary contacts with a potential target were not material," yet the disclosure in your prospectus made a point of clearly stating that you had not had any preliminary contacts. Any information that initial shareholders had while making their purchases or private placements should have also been disclosed to investors since you were essentially selling your "plan" and management's "knowledge." Please revise your disclosure to clearly explain how the facts and background of the transaction is consistent with your disclosure and/or lack thereof and how the omission of this knowledge was consistent with your responsibility to provide all material information

39.   We note your response to prior comment 48 of our letter dated July 14, 2006. We note that your initial shareholders had extensive discussions prior to the filing of your initial registration statement. The discussions concerned past efforts to sell the business you are now attempting to acquire. It further appears that prior to the effective date, knowledge of the seller's desire to sell its business was substantive and substantial. Considering the disclosure and time frame it took to contact the target, it is not clear why such knowledge was not disclosed in the prospectus. Please provide us with a detailed analysis of the basis for the omission of such information.

40.   We note that certain initial shareholders were involved with the attempted sale of the target business prior to their affiliation with Highbury. Please revise to

disclose the price at which previous sale negotiation valued the target company.

41.   We note the statement on page 76 that "at no time prior to the consummation of the IPO did Highbury identify, contact or engage in any discussions regarding a business combination with any potential targets. Please clarify whether any officers, directors or affiliates of Highbury, including Broad Hollow and Berkshire Capital, at any time prior to the consummation of the IPO identify, contact or engage in any discussions, preliminary or otherwise, with any potential targets. We may have further comment.

42.   Clarify when Highbury first consulted Berkshire Capital.

43.   Please explain why you keep updating the disclosure on page 76 regarding the number of targets you contacted. It appears that since you entered into a definitive agreement that you are no longer seeking target companies.

44.   Please explain the nature of the "substantial discussions" you had with 16 targets.

45.   We note he disclosure on page 78 that from 1995 through early 2006, Berkshire Capital and its executives had regular communications with Mr. Bilton in connection with potential mergers and acquisitions. Please clarify whether any of these communications related to Highbury. We may have further comment.

46.   On page 79 you disclose that the sellers found you attractive because you intended to retain the advisors and subadvisors. It is not clear why this would be attractive to the seller. Please revise to clarify.

Highbury's Board of Directors' Reasons for Approval of the Acquisition, page 82

47.   We note the disclosure that none of the subadvisors will be employed exclusively by Aston. Please revise to include this material risk or advise why no material risk exists due to this arrangement.

48.   On page 85 and 86 we note the additional disclosure that assets under management have decreased and that the target's mutual funds have had "poor investment results in comparison with their peers." First, we note that you believe the decline is partially due to "growth styles" falling out of favor and that you further believe that they will return to favor because this is cyclical. Please revise to clarify if you have done research to substantiate this belief. Are other mutual funds that are growth styled losing their assets under management? Second, you disclose that the performance of the funds will revert to its average. Please revise to disclose the basis for that belief.

49.   Provide the basis for the belief that "relative performance of these funds will
        revert to its long-term average over time" or remove.

50.   We note the statement that "the pre-transaction fee sharing arrangements
        between the acquired business and the investment advisors are less favorable
        to the acquired business than the agreements to be put in place at the close of
        the transaction." Provide a detailed comparison and discuss the differences
        and how the new agreements are more favorable.

51.   We note the poor performance of ABM AMRO Montag in recent years.
        Please clarify whether there are any changes that coincided with the timing of
        the poor performance. For example, did the advisors or sub-advisors of the
        fund change around this time period? Is management aware of any specific
        reasons relating to the reason(s) for the poor performance and does
        management have any basis for its belief that the performance will revert to its
        long-term average over time.

52.   We note the disclosure concerning the recent financial losses and that they are
        non cash in nature. This does not however address the fact that your net
        income has not grown even taking into account the non cash adjustments.
        Please revise accordingly.

53.   We note that the revenues disclosed in the financial statements and MD&A
        section disclose the revenues of the seller in previous periods. It would appear
        that following the combination, even at a constant level of operations, your
        revenues would be less than that disclosed since the seller will remain as an
        advisor and receive a subadvisory fee that it did not have to pay before. If so,
        please revise to reflect that here and in your MD&A disclosure as a trend that
        should be understood by investors.

54.   We note that in determining if you satisfied the 80 percent test you compared
        the value of the entire acquired business. It is not clear how this is the proper
        analysis, considering you only own 65 percent of that business. It would
        appear that in order to satisfy the test, 65 percent of the business acquired
        would have to be worth 80 percent of your net assets. Otherwise, your
        reasoning would allow a company with $100 million in its trust to purchase a
        51 percent share in $80 million company and assert that it has satisfied the
        test. As such, we reissue prior comment 64 of our letter dated July 14, 2006.

55.   Please revise to provide management's determination of the value of target
        business by quantifying the value and disclosing how management determined
        the valuation so that investors can rely upon such figure. In this regard we
        reissue prior comment 55 of our letter dated July 14, 2006.

56.   In the first bullet point on page 87, you disclose that your analysis is based on
        the fact that you "will receive quarterly distributions equal to 18.2 %" of the

"total revenue." Please revise this disclosure in light of the recent performance of the target business and taking into account that a portion of the revenues will have to be shared with the sellers as subadvisors.

57.   We note that "based on their experience" your managers determined that mutual fund investment managers are "generally priced at more than 10.0 times a company's annual income before taxes." Please revise to substantiate this belief so that investors can fully understand the weight to place upon management's analysis.

58.   Please revise to actually list the comparable transactions and companies used in making management's analysis. When disclosing the comparable transactions and companies, include disclosure of those companies' revenues and profits.

Fairness Opinion, page 91

59.   The statement that the board engaged Capitalink "in connection with the submission of the acquisition proposal to Highbury's stockholders for approval" is inconsistent with the statement in the opinion was to be used "in connection with its [the board's] consideration of the Transaction." Please advise.

60.   We note that because your ownership in Aston has "less risk" than traditional equity, it carries a premium when making a valuation. Your initial public offering prospectus refers to fair market value of the target, not its value to you. As such, it is not clear how a premium factor is appropriate given that term disclosure in your prospectus. Also, clarify if management considered such premium in its valuation.

61.   Please revise to define your use of the term "terminal" as used throughout this section.

62.   We note your response to comment 69 of our letter dated July 14, 2006. We also note that "perpetual growth rates of" 7.5% and 8.5% were used. Please revise to disclose the actual growth rate for the target business over the last several years.

63.   We note the list of comparable companies on page 98. We also note that Aston will pay higher third party fees than those companies. Most of those companies have substantially greater revenues, LTM EBITDA and will not have as many third party fees. Please revise to clarify how those companies would be considered comparable. Also, please revise to disclose the acquired business' LTM EBITDA.

64.   Please revise to define your use of the term "affiliated managers group" as used on page 99.

65.   It is not clear why there are a significant number of "n/a's" in the table on page 101. Please advise or revise.

Aston Limited Liability Company Agreement, page 104

66.   We note that Series B units could be converted to Series A units. Please revise to clarify if the rights to distributions are altered by such conversion. We note that the Series B LLC Units will automatically convert in five years from the date of issuance or transfer, if transferred to an Aston management member. Discuss the impact this will likely have on your business in five years.

67.   We note that management members are entitled to a salary and any revenues they are entitled to after you receive your 18.2 percent. Please clearly discuss all the means by which management members could receive fees or salaries as part of the operating allocation. For instance, are they also entitled to advisory fees, directly or indirectly?

Plan of Dissolution and Distribution of Assets if No Business Combination, page 118

68.   We note the statement that you anticipate all costs associated with implementing the plan of dissolution and liquidation, including payments to any creditors, will be funded from proceeds not held in the trust account. Clearly state the funds not held in the trust account as of the most recent practicable date. Clarify the amount of liabilities as of that date owed. Also, we note that the indemnifications by the named officers only cover "vendors." Please clearly state what claims would be covered and those specific claims that would not be covered by these agreements. Lastly, clarify whether the costs of dissolution and liquidation, if not paid from funds outside the trust, would be covered by the indemnification provisions.

Description of Credit Facility, page 122

69.   We note the statement that you plan to enter into a revolving credit facility. Please clarify whether you have reached a preliminary agreement with City National Bank. If not, please explain the basis for referring to this bank and for stating the expected terms of the credit facility.

Acquired Business, page 124

70.   We note your response to prior comment 85 of our letter dated July 14, 2006. Please revise to clarify if your subadvisors or other advisors are able to persuade any of your funds to utilize their service independent of their

affiliation with you. Do you have non-compete provisions in your advisory contracts?

71.   We note your response to prior comment 89 of our letter dated July 14, 2006. Many of the choices listed do not appear to be viable options for Aston to expand. Based on current levels of revenues and income, it does not seem likely that there will be "excess operating allocations" and Highbury is using a substantial portion of its cash to fund the acquisition. Please revise to clarify how those two options are viable. Also, revise to elaborate on the use of debt, financing and contingent payments. Will the debt be incurred by Aston or Highbury?

72.   We note your response to prior comment 97 of our letter dated July 14, 2006. Based on the revision on page 124, it is still not clear what Aston's role will be following the combination. Do the subadvisors have independence in managing the funds? Do they need approval from Aston? How does Aston oversee the management of the funds? Are there any funds that do not have subadvisors and will be managed by Aston directly?

Management's Discussion and Analysis, page 135

73.   We are not able to locate your response to prior comment 98 of our letter dated July 14, 2006 on page 137. Please revise to substantiate the expectation that assets will increase again in the next 12 to 18 months or clarify if such belief no longer exists.

Financial Statements of Highbury Financial, page F-23

Note 3, Initial Public Offering, page F-41

74.   We have reviewed your response to prior comment 117 of our letter dated July 14, 2006. Since the warrants underlying the units in your initial public offering were registered, it appears you will be required to file timely updates to the registration statement and deliver a current prospectus at the time such warrants are exercised. We believe paragraphs 14 to 18 of EITF 00-19 will require you to classify such warrants as liabilities and adjust them to fair value each subsequent accounting period. The guidance in paragraph 14 applies to contracts that allow for net share or physical settlement through delivery of registered shares, such as Highbury's warrant agreement. Your warrant agreement does not specifically exclude net cash settlement of the warrants. The warrant agreement also does not state explicitly the issuer has no obligation to settle the warrant in the absence of an effective registration statement and the warrant can expire unexercised or unredeemed. We believe paragraph 17 of EITF 00-19 clearly indicates that net cash settlement should be assumed if a company is unable to deliver registered shares, as it is

unlikely that nonperformance would be an acceptable alternative to a warrant holder. Please reconsider the guidance in EITF 00-19 regarding the classification of your warrants and further explain your accounting treatment, or appropriately revise your financial statements

75.   We reiterate our prior comment that you should please consider whether additional disclosure in MD&A is required for the accounting treatment for your warrants, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

76.   Refer to prior comment 119 of our letter dated July 14, 2006. Please note this comment refers to the accounting treatment of the unit purchase option itself, which was registered at inception and appears to be properly classified as a liability under the guidance in EITF 00-19 (as discussed above with respect to the underlying warrants). Also, recent amendments to the unit purchase option agreement would not affect the accounting treatment of the option for prior periods. Please tell us how you have considered the guidance in EITF 00-19, discussed above, in your accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. Please tell us whether you intend to restate your financial statements to classify the purchase option as a liability and to subsequently adjust it to fair value for all periods from the initial public offering date through the date of your most recent balance sheet. If not, please explain why you believe equity classification is appropriate. Revise to provide disclosure in MD&A describing your accounting, including the potential impact for volatility in your income statement.

Annex A

77.   Please file Exhibits I and M to Annex A in their entirety, including all schedules, attachments, exhibits, etc. This would include Schedules A and B to Exhibits I and M.

78.   Please include in Annex A all material schedules and exhibits. For example, explain why Exhibit H and Schedule 9.17 would not be material.

79.   We are unable to locate the confidential treatment request. Please make sure such request was filed with the Office of the Secretary.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish

Richard Foote, Chief Executive Officer
Highbury Financial Inc.
August 25, 2006
Page 14

a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Any questions regarding the financial statements may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

Cc: Ann Chamberlain
       Fax # (212) 752-5378